

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Mr. Gordon Hutchins, Jr.
President, Chief Operating Officer and Acting Chief Financial Officer
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170

      Re: Fusion Telecommunications International, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              Form 10-Q for the Quarterly Period Ended September 30, 2012
              Filed November 14, 2012
              File No. 001-32421

Dear Mr. Hutchins:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1. Please provide a report that identifies the independent registered public accounting firm pursuant to Rule 2-02(a) of Regulation S-X.

Note 4. Sale of Accounts Receivable, page F-10

2. We understand that you are paid within three business days after Prestige receives payment on the accounts receivables you sold to them. Please tell us Prestige's

obligation to you if such payments are not received and what your recourse will be if this were to occur.

Note 16. Commitments and Contingencies
Legal Matters, page F-20

3. Please revise the last sentence to disclose the impact on your results of operations and cash flows, if material, and advise us.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Sale of accounts receivable, page 7

4. Please tell us the amount of accounts receivable sold with recourse and why it is appropriate to derecognize it from your consolidated balance sheet prior to 90 days of the invoice date. Refer to your basis in the accounting literature.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director